UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended June 30, 2004

Commission File Number 333-72195

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 561 229. +91-80-852-0261
(Address of principal executive offices)

     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

     Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).

Not applicable.

SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8
EXHIBIT 99.9
EXHIBIT 99.10
EXHIBIT 99.11
EXHIBIT 99.12

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     We hereby furnish the Commission with copies of the following information concerning our public disclosures regarding our results of operations for the quarter ended June 30, 2004. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

     On July 13, 2004, we announced our results of operations for the quarter ended June 30, 2004. We issued press releases announcing our results under U.S. Generally Accepted Accounting Principles (“GAAP”) and Indian GAAP, copies of which are attached to this Form 6-K as exhibits 99.1 and 99.2.

     On July 13, 2004, we held a press conference to announce our results, which was followed by a question-and-answer session with those attending the press conference. The transcript of this press conference is attached to this Form 6-K as exhibit 99.3. On the same day, we also held two teleconferences with investors and analysts to discuss our results. Transcripts of those two teleconferences are attached to this Form 6-K as exhibits 99.4 and 99.5.

     In our press conference, we used a presentation entitled “Performance of Infosys for the First Quarter ended June 30, 2004,” which we have attached to this Form 6-K as exhibit 99.6. We have also made available to the public on our Web site, www.infosys.com, a spreadsheet that provides details on the Company’s revenues by region, service offering, project type, and industry classification and information on client concentration. We have attached this spreadsheet to this Form 6-K as exhibit 99.7.

     Our officers held a question-and-answer session with analysts from CNBC India on July 13, 2004. The transcript of this question-and-answer session is attached to this Form 6-K as exhibit 99.8.

     We placed advertisements in certain Indian newspapers concerning our results of operations for the quarter ended June 30, 2004 under Indian GAAP. A copy of the form of this advertisement is attached to this Form 6-K as exhibit 99.9.

     We have made available to the public on our Web site, www.infosys.com, the following: U.S. GAAP unaudited consolidated financial statements and notes for the quarter ended June 30, 2004; auditor report, Indian GAAP consolidated financial statements and note to accounts for the quarter ended June 30, 2004; and auditor report, Indian GAAP financial statements and note to accounts for the quarter ended June 30, 2004. We have attached these documents to this Form 6-K as exhibits 99.10, 99.11 and 99.12, respectively.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited

/s/ Nandan M. Nilekani

Nandan M. Nilekani
Chief Executive Officer, President
and Managing Director

Dated: July 20, 2004

INDEX TO EXHIBITS

Exhibits

99.1	U.S. GAAP Press Release
99.2	Indian GAAP Press Release
99.3	Transcript of July 13, 2004 Press Conference
99.4	Transcript of July 13, 2004 2:00 p.m. IST Earnings Call
99.5	Transcript of July 13, 2004 6:00 p.m. IST Earnings Call
99.6	Presentation: Performance of Infosys for the First Quarter Ended June 30, 2004
99.7	Spreadsheet Regarding Registrant’s Revenue by Region, Service Offering, Project Type, and Industry Classification and Information Regarding Client Concentration
99.8	Transcript of July 13, 2004 CNBC India Question-and-Answer Session with Company’s Officers
99.9	Form of Advertisement Placed in Indian Newspapers
99.10	U.S. GAAP Unaudited Consolidated Financial Statements and Notes for the Quarter Ended June 30, 2004
99.11	Auditor Report, Indian GAAP Consolidated Financial Statements and Note to Accounts for the Quarter Ended June 30, 2004
99.12	Auditor Report, Indian GAAP Financial Statements and Note to Accounts for the Quarter Ended June 30, 2004